FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 23, 2009

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AUO Reports 2Q2009 Results”, dated July 23, 2009.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Second Quarter 2009 Results”, dated July 23, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 23 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 2Q2009 Results
Issued by: AU Optronics Corp.
Issued on: July 23, 2009

Hsinchu, Taiwan, July 23, 2009 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 2Q2009. AUO posted second-quarter consolidated revenue of NT$82.5 billion (US$2.5 billion), net loss of NT$6.6 billion (US$ 201 million), and net loss attributable to equity holders of the parent company NT$6.8 billion (US$208 million). This represented a EPS of NT$ -0.80 per common share (US$ -0.24 per ADR unit), substantially improved from a EPS of NT$ -2.39 a quarter ago.

As for the first half of 2009, AUO reported consolidated revenues of NT$133.2 billion (US$4.1 billion), net loss of NT$ 26.8 billion (US$818 million), and basic EPS of
NT$ -3.19 per common share (US$ -0.97 per ADR.)

Second Quarter Result Highlights

•	Revenue of NT$82.5 billion, up 62.6% remarkably
•	Net loss of NT$6.6 billion (EPS of NT$ -0.80 per common share)
•	Gross margin of 1.4%
•	Operating margin of -5.4%
•	EBITDA (*) margin of 21.5%

In the second quarter of 2009, AUO beat Q2 guidance and shipped 22.4 million of large-sized panels and 60.8 million units of small- and -medium-sized panels, up 70.4% and 41.7% QoQ, respectively. For the first half of 2009, AUO l arge-sized panels totaled 35.6 million units and small- and medium-sized panel grew considerably to 103.8 million units.

“Driven by much better end demand, our operating results improved significantly from previous quarter.  Supported by better average selling price, higher utilization rates, and continuous efforts on cost reduction, the Company was able to turn profitable on gross margins,” said Mr. Andy Yang, Chief Financial Officer of AUO. “As a result, the EBITDA (*) margin rose sharply to 21.5%, compared to 1.7% a quarter ago. Our Inventory Turnover Days was also maintained at historical low level of 32 days.”

“Thanks to the strong supports from our customers, vendors and AUO employees, the Company was able to timely sharpen itself in the downturn and further strengthen its

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competiveness amid the macroeconomic challenges.” highlighted by Dr. L.J. Chen, President and CEO of AUO.

“On top of the ongoing efforts on the environmental-friendly products, AUO will continue to develop in new technology and high-value products, such as E-paper or E-labels,” added Dr. Chen. “In addition, we have started investing in solar PV and expect energy business to serve as an additional growth driver in the future, truly making the Company as a global leader in green solutions.”
 (*) EBITDA=Operating Income +D&A

* Amounts converted by an exchange rate of NTD32.77:USD1 as of June 30, 2009.
* All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is the worldwide top 3 manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$423.9 billion (US$12.9 billion) in sales revenue in 2008 and now houses a staff of more than 40,000 employees throughout its global operations spreading across Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). For more information, please visit AUO.com.

* DisplaySearch 4Q2008 WW Large-Area TFT-LCD Shipment Report dated February 25, 2009. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2008 year end revenue converted by an exchange rate of NTD32.76:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the worldwide top three manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 27th, 2009.

For more information, please contact:
Bryan Yen	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008800 ext 6956	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: bryan.yen@auo.com	yawen.hsiao@auo.com

2 of 2

Item 2

-------------------------------------------------------------------------------
                               AU Optronics Corp.

                Second Quarter 2009 Results Investor Conference

                               [GRAPHIC OMITTED]
                             2009 [GRAPHIC OMITTED]

                                 July 23, 2009

                                                  AUO Proprietary & Confidential

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                             AUO

                           Safe Harbor Notice

o The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States
Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

o Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

o In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

o Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

o Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU
Optronics' Annual Report on Form 20-F with respect to the year ended December,
2008 filed with the United States Securities and Exchange Commission.

--------------------------------------------------------------------------------

                                                                                                        AUO
                                                 Consolidated Income Statement

Amount: NT$ Million Except Per Share Data
                                       2Q'09                 1Q'09               Q0Q%            2Q'08
                                 ---------------        ----------------         -----     ----------------
  Net Sales                      82,486   100.0%        50,741    100.0%         62.6%     123,476   100.0%
                                 ------   ------        ------    ------         -----     -------   ------
  Cost of Goods Sold            (81,349)  (98.6%)      (66,651)  (131.4%)        22.1%     (92,661)  (75.0%)
                                 ------   ------        ------    ------         -----     -------   ------
  Gross Profit (Loss)             1,136     1.4%       (15,910)   (31.4%)           --      30,815    25.0%
  Operating Expenses             (5,603)   (6.8%)       (4,314)    (8.5%)        29.9%      (6,754)   (5.5%)
                                 ------   ------        ------    ------         -----     -------   ------
  Operating Income (Loss)        (4,467)   (5.4%)      (20,223)   (39.9%        (77.9%)     24,062    19.5%
  Net Non-operating Income
   (Expenses)                        38     0.0%         (791)     (1.6%)           --        (444)   (0.4%)
                                 ------   ------        ------    ------         -----     -------   ------
  Income (Loss) before Tax       (4,429)   (5.4%)      (21,014)   (41.4%)       (78.9%)     23,617    19.1%
                                 ------   ------        ------    ------         -----     -------   ------
  Net Income (Loss)              (6,599)   (8.0%)      (20,216)   (39.8%)       (67.4%)     20,392    16.5%
                                 ------   ------        ------    ------         -----     -------   ------
  Attributable to:
  Equity holders of the
   parent company                (6,811)   (8.3%)      (20,331)   (40.1%)       (66.5%)     20,165    16.3%
  Minority interest                 213     0.3%           115      0.2%         85.3%         226     0.2%
                                 ------   ------        ------    ------         -----     -------   ------
  Net Income (Loss)              (6,599)   (8.0%)      (20,216)   (39.8%)       (67.4%)     20,392    16.5%
                                 ------   ------        ------    ------         -----     -------   ------
  Basic EPS (NT$)(a)              (0.80)                (2.39)                  (66.6%)       2.37
                                 ------                 ------                   -----     -------
  ---------------------------------------------------------------------------------------------------------
  Operating Income + D&A         17,768    21.5%           872      1.7%       1936.5%      44,044    35.7%
  ---------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------
  Unit Shipments (mn)(b)
  Large Size Panels                22.4                   13.1                   70.4%        21.8
  Small & Medium Size Panels       60.8                   42.9                   41.7%        41.9

     -- Unaudited, prepared by AUO on a  consolidated basis

     (a)  Basic EPS was calculated based on the total weighted average outstanding shares of each quarter
          (8,511m shares in 2Q09, 8,506m shares in 1Q09 and 8,505m shares in 2Q08) by retroactively adjusting to stock dividend and stock bonus
     (b)  Large size refers to panels that are 10 inches and above
-----------------------------------------------------------------------------------------------------------

                                                   3

                                                                            AUO

                     Consolidated Balance Sheet Highlights

   Amount: NT$ Million
                                     2Q'09       1Q'09        QoQ%         2Q'08
                                    -------     -------       ----      -------
   Cash & ST Investment              66,837      64,450       3.7%       93,048
   Inventory                         32,535      23,804      36.7%       43,737
   Short Term Debt(a)                45,430      48,841      (7.0%)      41,694
   Long Term Debt                   133,670     131,643       1.5%       96,990
   Equity                           274,934     280,846      (2.1%)     326,337
   Total Assets                     571,166     554,218       3.1%      622,808
                                                             -----
   -----------------------------------------------------------------------------
   Inventory Turnover (Days)(b)          32          32                      40
   Debt to Equity                      65.1%       64.3%                   42.5%
   Net Debt to Equity                  41.0%       41.5%                   14.3%
   -----------------------------------------------------------------------------

   -- Unaudited, prepared by AUO on a consolidated basis
     (a)  Short term debt refers to all interest bearing debt maturing within one year
     (b)  Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

                                                                             AUO
                       Consolidated Cash Flow Highlights
Amount: NT$ Million
                                     2Q'09              1Q'09              QoQ%
                                  --------           --------           -------
From Operating Activities           17,272           (18,550)            35,822
Net Loss                            (6,599)          (20,216)            13,617
Depreciation & Amortization         22,235            21,096             1,139
Net Change in Working Capital        1,212           (18,426)            19,637
-------------------------------   --------           --------           -------
From Investing Activities          (15,514)          (18,542)             3,028
Capital Expenditure                (13,107)          (17,462)             4,355
-------------------------------   --------           --------           -------
From Financing Activities              832            17,402            (16,570)
Net Change in Debt                    (496)           16,821            (17,317)
-------------------------------   --------           --------           -------
Net Change in Cash(a)                2,473           (19,628)            22,101
                                                                        -------
    -- Unaudited, prepared by AUO on a consolidated basis

   (a)  In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries .

                                                                             AUO

                      Consolidated Revenues by Application

                               [GRAPHIC OMITTED]

- Unaudited, prepared by AUO on a consolidated basis

                                                                             AUO

                       ASP(US$)Large Panel - ASP by Unit

                               [GRAPHIC OMITTED]

-    Unaudited, prepared by AUO on a consolidated basis
-    Large size refers to panels that are 10 inches and above
-    Blended ASP in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of
     each respective quarter

                                                                             AUO
                      Consolidated Shipments & ASP by Area

                               [GRAPHIC OMITTED]

-    Unaudited, prepared by AUO on a consolidated basis
-    ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter

                                                                             AUO

                       Consolidated Small & Medium Panel

                               [GRAPHIC OMITTED]

-    Unaudited, prepared by AUO on a consolidated basis
-    Small & Medium size refers to panels that are under 10 inches

                                                                             AUO

                                Capacity by Fab

                       6/2009          9/2009(F)
     Fab             Capacity           Capacity               Major Products
  ---------       -----------        -----------          -------------------
                                                                              [GRAPHIC
  L3 (G3.5)           130,000            130,000                Small/Medium  OMITTED]
----------------------------------------------------------------------------
  L3 (G3.5)       20,000 LTPS        20,000 LTPS                Small/Medium  [GRAPHIC
----------------------------------------------------------------------------  OMITTED ]
  L4 (G4.0)            60,000             60,000                Small/Medium  [GRAPHIC
----------------------------------------------------------------------------  OMITTED]
  L5 (G5.0)           310,000            310,000                NB, Monitor   [GRAPHIC
----------------------------------------------------------------------------  OMITTED]
  L6 (G6.0)           240,000            240,000            Monitor, TV, Public [GRAPHIC
                                                                Info Display    OMITTED]
-------------------------------------------------------------------------------
  L7 (G7.5)            75,000             90,000            Monitor, TV, Public [GRAPHIC
                                                                Info Display    OMITTED]
------------------------------------------------------------------------------
  L8 (G8.5)            10,000             30,000                TV, Public      [GRAPHIC
                                                               Info Display     OMITTED]
------------------------------------------------------------------------------
-- Capacity based on monthly glass substrate input

                                                                             AUO

                                  www.auo.com
                                  -----------
                                   ir@auo.com
                                   ----------

	AU OPTRONICS CORP. CONSOLIDATED BALANCE SHEET
	June 30, 2009 and 2008 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )
	June 30, 2009			June 30, 2008		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,023	66,280	11.6	92,070	14.8	(25,790)	(28.0)
Available-for-Sale Financial Assets - Current	17	557	0.1	978	0.2	(422)	(43.1)
Notes & Accounts Receivables	1,461	47,882	8.4	63,074	10.1	(15,192)	(24.1)
Other Current Financial Assets	25	828	0.1	4,236	0.7	(3,408)	(80.5)
Inventories	993	32,535	5.7	43,737	7.0	(11,202)	(25.6)
Other Current Assets	141	4,612	0.8	11,311	1.8	(6,698)	(59.2)
Total Current Assets	4,660	152,694	26.7	215,406	34.6	(62,712)	(29.1)
Long-term Investments	365	11,959	2.1	9,538	1.5	2,421	25.4
Fixed Assets	22,092	723,948	126.7	638,778	102.6	85,170	13.3
Less: Accumulated Depreciation	(10,442)	(342,172)	(59.9)	(264,968)	(42.5)	(77,203)	29.1
Net Fixed Assets	11,650	381,777	66.8	373,810	60.0	7,967	2.1
Other Assets	755	24,736	4.3	24,054	3.9	682	2.8
Total Assets	17,430	571,166	100.0	622,808	100.0	(51,642)	(8.3)
LIABILITIES
Short-term Borrowings	242	7,946	1.4	531	0.1	7,414	1395.2
Accounts Payable	2,195	71,936	12.6	86,704	13.9	(14,768)	(17.0)
Current Installments of Long-term Borrowings	1,144	37,485	6.6	41,163	6.6	(3,678)	(8.9)
Current Financial Liabilities	5	174	0.0	334	0.1	(160)	(47.9)
Accrued Expense & Other Current Liabilities	535	17,530	3.1	29,748	4.8	(12,218)	(41.1)
Dividend Payable	78	2,552	0.4	19,671	3.2	(17,119)	(87.0)
Machinery and Equipment Payable	740	24,244	4.2	21,293	3.4	2,951	13.9
Total Current Liabilities	4,939	161,866	28.3	199,444	32.0	(37,577)	(18.8)
Long-term Borrowings	3,707	121,479	21.3	85,533	13.7	35,946	42.0
Bonds Payable	372	12,191	2.1	11,457	1.8	734	6.4
Non Current Financial Liabilities	21	677	0.1	14	0.0	663	4633.1
Other Long-term Liabilities	1	19	0.0	23	0.0	(4)	(17.8)
Total Long-term Liabilities	4,100	134,366	23.5	97,028	15.6	37,338	38.5
Total Liabilities	9,040	296,233	51.9	296,471	47.6	(239)	(0.1)
SHAREHOLDERS' EQUITY
Common Stock	2,596	85,057	14.9	78,682	12.6	6,375	8.1
Capital Collected In Advance	0	0	0.0	2	0.0	(2)	(100.0)
Stock Dividends To Be Distributed	139	4,561	0.8	6,371	1.0	(1,810)	(28.4)
Capital Surplus	3,469	113,668	19.9	113,917	18.3	(249)	(0.2)
Retained Earnings	1,762	57,747	10.1	115,751	18.6	(58,005)	(50.1)
Cumulative Translation Adjustments	71	2,312	0.4	1,106	0.2	1,206	109.1
Unrealized Gain/Loss on Financial Products	5	149	0.0	1,118	0.2	(969)	(86.6)
Net loss not recognized as pension cost	(1)	(40)	0.0	0	0.0	(40)	－
Minority Interest	350	11,480	2.0	9,390	1.5	2,090	22.3
Total Shareholders' Equity	8,390	274,934	48.1	326,337	52.4	(51,403)	(15.8)
Total Liabilities & Shareholders' Equity	17,430	571,166	100.0	622,808	100.0	(51,642)	(8.3)

Note:  (1)  Unaudited,  prepared  by  AUO  based  on  ROC  GAAP
(2)  Amounts  in  New  Taiwan  dollars  were  translated  into  US  dollars  at  the  exchange  rate  of  NTD  32.77  per  USD  as  of  June  30,  2009

AU OPTRONICS CORP. CONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2009 and 2008 and March 31, 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2009		% of	2Q 2008	YoY	2Q 2009		% of	1Q 2009	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	2,517	82,486	100.0	123,476	(33.2)	2,517	82,486	100.0	50,741	62.6
Cost of Goods Sold	2,482	81,349	98.6	92,661	(12.2)	2,482	81,349	98.6	66,651	22.1
Gross Profit (Loss)	35	1,136	1.4	30,815	(96.3)	35	1,136	1.4	(15,910)	－
Operating Expenses
SG&A	124	4,068	4.9	5,140	(20.9)	124	4,068	4.9	3,052	33.3
R&D	47	1,535	1.9	1,613	(4.9)	47	1,535	1.9	1,262	21.7
	171	5,603	6.8	6,754	(17.0)	171	5,603	6.8	4,314	29.9
Operating Income (Loss)	(136)	(4,467)	(5.4)	24,062	－	(136)	(4,467)	(5.4)	(20,223)	(77.9)
Net Non-Operating Income (Expenses)	1	38	0.0	(444)	－	1	38	0.0	(791)	－
Income (Loss) before Income Tax	(135)	(4,429)	(5.4)	23,617	－	(135)	(4,429)	(5.4)	(21,014)	(78.9)
Income Tax Benefit (Expense)	(66)	(2,170)	(2.6)	(3,226)	(32.7)	(66)	(2,170)	(2.6)	798	－
Net Income (Loss)	(201)	(6,599)	(8.0)	20,392	－	(201)	(6,599)	(8.0)	(20,216)	(67.4)
Attributable to:
Equity Holders of The Parent Company	(208)	(6,811)	(8.3)	20,165	－	(208)	(6,811)	(8.3)	(20,331)	(66.5)
Minority Interest	6	213	0.3	226	(6.0)	6	213	0.3	115	85.3
Net Income (Loss)	(201)	(6,599)	(8.0)	20,392	－	(201)	(6,599)	(8.0)	(20,216)	(67.4)
Basic Earnings Per Share	(0.02)	(0.80)		2.37		(0.02)	(0.80)		(2.39)
Basic Earnings Per ADR(3)	(0.24)	(7.99)		23.71		(0.24)	(7.99)		(23.90)
Weighted-verage Shares Outstanding ('M)		8,511		8,505			8,511		8,506

Note: (1)	Unaudited prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.77 per USD as of June 30, 2009
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended June 30, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2009		1H 2008
	USD	NTD	NTD
Cash from Operating Activities:
Net Income(Loss)	(818)	(26,814)	47,377
Depreciation & Amortization	1,322	43,330	39,786
Investment Loss (Gain) under Equity Method	5	180	(19)
Changes in Working Capital	(525)	(17,214)	(1,994)
Changes in Others	(23)	(760)	1,272
Net Cash Provided (Used) by Operating Activities	(39)	(1,278)	86,422
Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	4	138	270
Acquisition of Property, Plant and Equipment	(933)	(30,568)	(43,379)
Proceeds from Disposal of Property, Plant and Equipment	6	207	32
Increase in Long-term Investments	(94)	(3,082)	(2,039)
Increase in Restricted Cash in Banks	(0)	(2)	0
Increase in Deferred Assets and Intangible Assets	(10)	(342)	(776)
Increase in Other Assets	(12)	(406)	(81)
Net Cash Used in Investing Activities	(1,039)	(34,056)	(45,973)
Cash Flow from Financing Activities:
Increase in Short-term Borrowings	94	3,088	395
Increase (Decrease) in Guarantee Deposits	(0)	(2)	5
Increase (Decrease) in Long-term Borrowings and Bonds Payable	404	13,237	(38,342)
Employee Stock Options Exercised	0	0	19
Change in Minority Interest	58	1,911	(2)
Net Cash Provided (Used) by Financing Activities	556	18,235	(37,924)
Effect of Exchange Rate Changes on Cash	(2)	(55)	(345)
Net Increase (Decrease) in Cash and Cash Equivalents	(523)	(17,155)	2,180
Cash and Cash Equivalents at Beginning of Period	2,546	83,435	89,890
Cash and Cash Equivalents at End of Period	2,023	66,280	92,070

Note:  (1)  Unaudited,  prepared  by  AUO  based  on  ROC  GAAP
(2)  Amounts  in  New  Taiwan  dollars  were  translated  into  US  dollars  at  the  exchange  rate  of  NTD  32.77  per  USD  as  of  June  30,  2009

AU OPTRONICS CORP. UNCONSOLIDATED BALANCE SHEET
June 30, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	June 30, 2009			June 30, 2008		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,403	45,992	8.6	79,848	13.6	(33,856)	(42.4)
Available-for-Sale Financial Assets - Current	17	557	0.1	978	0.2	(422)	(43.1)
Notes & Accounts Receivables	1,431	46,891	8.7	62,334	10.7	(15,442)	(24.8)
Other Current Financial Assets	16	509	0.1	979	0.2	(470)	(48.0)
Inventories	850	27,855	5.2	39,668	6.8	(11,812)	(29.8)
Other Current Assets	134	4,395	0.8	10,925	1.9	(6,530)	(59.8)
Total Current Assets	3,851	126,200	23.5	194,731	33.3	(68,532)	(35.2)
Long-term Investments	1,522	49,871	9.3	36,546	6.2	13,325	36.5
Fixed Assets	19,488	638,622	118.9	565,467	96.6	73,155	12.9
Less: Accumulated Depreciation	(9,161)	(300,192)	(55.9)	(233,592)	(39.9)	(66,600)	28.5
Net Fixed Assets	10,327	338,430	63.0	331,875	56.7	6,555	2.0
Other Assets	684	22,421	4.2	22,060	3.8	362	1.6
Total Assets	16,385	536,922	100.0	585,212	100.0	(48,290)	(8.3)
LIABILITIES
Short-term Borrowing	186	6,110	1.1	0	0.0	6,110
Accounts Payable	2,308	75,625	14.1	87,325	14.9	(11,700)	(13.4)
Current Installments of Long-term Borrowings	1,037	33,978	6.3	36,673	6.3	(2,695)	(7.3)
Current Financial Liabilities	5	170	0.0	319	0.1	(149)	(46.8)
Accrued Expense & Other Current Liabilities	436	14,272	2.7	24,195	4.1	(9,923)	(41.0)
Dividend Payable	78	2,552	0.5	19,671	3.4	(17,119)	(87.0)
Machinery and Equipment Payable	692	22,669	4.2	18,029	3.1	4,639	25.7
Total Current Liabilities	4,741	155,375	28.9	186,212	31.8	(30,838)	(16.6)
Long-term Borrowings	3,211	105,226	19.6	70,577	12.1	34,649	49.1
Bonds Payable	372	12,191	2.3	11,457	2.0	734	6.4
Non Current Financial Liabilities	21	675	0.1	14	0.0	660	4617.7
Other Long-term Liabilities	0	2	0.0	5	0.0	(3)	(57.9)
Total Long-term Liabilities	3,604	118,094	22.0	82,053	14.0	36,041	43.9
Total Liabilities	8,345	273,468	50.9	268,265	45.8	5,203	1.9
SHAREHOLDERS' EQUITY
Common Stock	2,596	85,057	15.8	78,682	13.4	6,375	8.1
Capital Collected In Advance	0	0	0.0	2	0.0	(2)	(100.0)
Stock Dividends To Be Distributed	139	4,561	0.8	6,371	1.1	(1,810)	(28.4)
Capital Surplus	3,469	113,668	21.2	113,917	19.5	(249)	(0.2)
Retained Earnings	1,762	57,747	10.8	115,751	19.8	(58,005)	(50.1)
Cumulative Translation Adjustments	71	2,312	0.4	1,106	0.2	1,206	109.1
Unrealized Gain/Loss on Financial Products	5	149	0.0	1,118	0.2	(969)	(86.6)
Net loss not recognized as pension cost	(1)	(40)	0.0	0	0.0	(40)
Total Shareholders' Equity	8,039	263,454	49.1	316,947	54.2	(53,493)	(16.9)
Total Liabilities & Shareholders' Equity	16,385	536,922	100.0	585,212	100.0	(48,290)	(8.3)

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.77 per USD as of June 30, 2009

AU OPTRONICS CORP. UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2009 and 2008 and March 31, 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2009		% of	2Q 2008	YoY	2Q 2009		% of	1Q 2009	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	2,485	81,446	100.0	122,373	(33.4)	2,485	81,446	100.0	50,469	61.4
Cost of Goods Sold	2,524	82,699	101.5	93,813	(11.8)	2,524	82,699	101.5	69,026	19.8
Gross Profit (Loss)	(38)	(1,252)	(1.5)	28,560		(38)	(1,252)	(1.5)	(18,557)	(93.3)
Operating Expenses
SG&A	96	3,155	3.9	4,354	(27.5)	96	3,155	3.9	2,264	39.4
R&D	46	1,518	1.9	1,613	(5.9)	46	1,518	1.9	1,247	21.7
	143	4,674	5.7	5,967	(21.7)	143	4,674	5.7	3,511	33.1
Operating Income (Loss)	(181)	(5,926)	(7.3)	22,593		(181)	(5,926)	(7.3)	(22,068)	(73.1)
Net Non-Operating Income	32	1,040	1.3	914	13.8	32	1,040	1.3	1,074	(3.2)
Income (Loss) before Income Tax	(149)	(4,886)	(6.0)	23,507		(149)	(4,886)	(6.0)	(20,993)	(76.7)
Income Tax Benefit (Expense)	(59)	(1,925)	(2.4)	(3,341)	(42.4)	(59)	(1,925)	(2.4)	663	－
Net Income (Loss)	(208)	(6,811)	(8.4)	20,165	－	(208)	(6,811)	(8.4)	(20,331)	(66.5)
Basic Earnings Per Share	(0.02)	(0.80)		2.37		(0.02)	(0.80)		(2.39)
Basic Earnings Per ADR(3)	(0.24)	(7.99)		23.71		(0.24)	(7.99)		(23.90)
Weighted-Average Shares Outstanding('M)		8,511		8,505			8,511		8,506

Note: (1)	Unaudited, prepared by AUO based on ROC GAAP
(2)  Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of  NTD 32.77 per USD as of June 30,  2009
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP. UNCONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended June 30, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2009		1H 2008
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income(Loss)	(828)	(27,142)	47,026
Depreciation & Amortization	1,154	37,828	35,290
Investment Gain under Equity Method	(83)	(2,712)	(1,331)
Changes in Working Capital	(402)	(13,188)	266
Changes in Others	(8)	(278)	1,032
Net Cash Provided (Used) by Operating Activities	(168)	(5,491)	82,284

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	4	133	270
Acquisition of Property, Plant and Equipment	(823)	(26,953)	(38,849)
Proceeds from Disposal of Property, Plant and Equipment	3	110	241
Increase in Long-term Investments	(193)	(6,321)	(4,506)
Proceeds from Disposal of Long-term Investments	21	700	29
Increase in Deferred Assets and Intangible Assets	(9)	(293)	(745)
Decrease (Increase) in Other Assets	3	90	(44)
Net Cash Used in Investing Activities	(993)	(32,535)	(43,603)

Cash Flow from Financing Activities:
Increase in Short-term Borrowings	74	2,410	0
Decrease in Guarantee Deposits	0	0	(1)
Increase (Decrease) in Long-term Borrowings and Bonds Payable	420	13,758	(39,348)
Employee Stock Options Exercised	0	0	19
Net Cash Provided (Used) by Financing Activities	493	16,168	(39,329)

Effect of Exchange Rate Changes on Cash	4	123	(35)
Net Decrease in Cash and Cash Equivalents	(663)	(21,735)	(684)
Cash and Cash Equivalents at Beginning of Period	2,067	67,727	80,532
Cash and Cash Equivalents at End of Period	1,403	45,992	79,848

Note:  (1)  Unaudited,  prepared  by  AUO  based  on  ROC  GAAP
(2)  Amounts  in  New  Taiwan  dollars  were  translated  into  US  dollars  at  the  exchange  rate  of  NTD  32.77  per  USD  as  of  June  30,  2009